OD
12/9/13

SECU[barcode] ION

13026403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2012 (MM/DD/YY) AND ENDING October, 31,2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arlington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Marine Lane
(No. and Street)

Saint Louis (City) MO (State) 63146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert E. Hillard 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates, PC
(Name – *if individual, state last, first, middle name*)

9730 East Watson Road (Address) Saint Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Hillard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arlington Securities, Inc., as of October 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN M. CULLEN
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: Mar. 15, 2015
COMMISSION #11019951

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

November 25, 2013

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

In planning and performing our audit of the Financial Statements of Arlington Securities, Incorporated, for the year ended October 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arlington Securities, Inc., that we considered relevant to the objective stated in Rule 15a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparing of Financial Statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at October 31, 2013, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Brian G. Toennies - Accountants

Brian G. Toennies
Certified Public Accountant

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

November 25, 2013

Arlington Securities, Inc.
Robert E. Hillard, President
140 Marine Lane
St. Louis, MO 63146-2236

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2010, which were agreed to by Arlington Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Arlington Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Arlington Securities, Inc.'s management is responsible for the Arlington Securities Inc compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with cancelled checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended October 31, 2013 noting no differences;
3. There were no adjustments reported on Form SIPC-7T;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the Income Statement prepared by the company noting no differences; and
5. There was no overpayment to the current assessment shown on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies

Brian G. Toennies, Certified Public Accountant

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

Independent Auditor's Report

November 25, 2013

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

We have audited the accompanying financial statements of Arlington Securities, Inc., which comprises the Statement of Financial Condition as of October 31, 2013, and the related Statements of Operations, Changes in Shareholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related Notes to the Financial Statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant

accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., at October 31, 2013, and the results of its operations and cash flow for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the Financial Statements as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Brian Toennies & Associates

Brian G. Toennies & Associates, P.C.
November 25, 2013

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2013

ASSETS

Cash in Bank	$91,674
Receivable from Brokers and Dealers	31,956
Other Receivables	2,818
Prepaid Expenses	16,920
Deferred Tax Benefit	2,080
Market Value of Investments (See Note 1)	107,872
Total Assets	$253,320

LIABILITIES AND SHAREHOLDER'S EQUITY

Payable to Brokers	41,124
Accrued Compensation	58,130
Income Taxes Payable	3,591
Other Payables and Accrued Expenses	10,495
Total Liabilities	$113,340
Shareholder's Equity	
Capital Stock (See Note 2)	23,850
Retained Earnings	116,130
Total Shareholder's Equity	139,980
Total Liabilities and Shareholder's Equity	$253,320

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2013

Revenues:	
Mutual Fund and Variable Contract Commissions	$ 1,736,809
Stock and Bond Commissions	21,274
Investment Advisory Fees	10,920
Investment Income (Loss)	19,260
	1,788,263
Expenses:	
Commissions to Independent Contractors	964,323
Officer Compensation	405,416
Employer Contribution to Pension Plan (See Note 6)	240,000
Payroll Taxes	20,217
Benefit Programs	8,807
Errors Insurance & Fidelity Bonds	29,900
Clearing Expense (See Note 3)	11,282
Regulatory Fees and Expenses	29,212
Office Supplies and Expense	18,253
Postage	3,341
Promotion & Advertising	11,032
Telephone & Communications	5,153
Subscriptions	3,116
Other Operating Expenses	2,763
	1,752,815
Income Before Income Taxes	35,448
Income Tax	6,555
Net Income (Loss)	$ 28,893

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2013

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2012	$23,850	$87,237	$111,087
Net Income	--	28,893	28,893
Balances at October 31, 2013	$23,850	$116,130	$139,980

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2013

Subordinated liabilities at November 1, 2012	$ 0
Increases (decreases)	0
Subordinated liabilities at October 31, 2013	$ 0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2013

Operating Activities	
Net Income	$28,893
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized and Unrealized (gain) loss from investments	19,260
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	(15,140)
Other Receivables	221
Prepaid Expenses	(1,945)
Deferred Tax Benefit	2,964
Increase (decrease) in liabilities:	
Payable to Brokers	19,850
Accrued Compensation and Benefits	(19,982)
Income Tax Payable	3,591
Other Payables and Accrued Expenses	7,763
Net Cash Provided (used) in Operating Activities	45,475
Investing Activities	
Purchase of Investments	215,744
Sale of Investments	196,484
Net cash from (used in) investing activities	(19,260)
Net increase (decrease) in cash	6,955
Cash at beginning of year: November 1, 2012	84,719
Cash at end of year: October 31, 2013	$ 91,674

See Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2013

Note 1 - **Summary of Significant Accounting Policies:**

Business Activities: The Company provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid, including those earned by President/Sole Shareholder.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer funds are not held by Arlington Securities. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Checking accounts and money market funds are considered cash and cash equivalents. An allowance for doubtful accounts is not considered necessary. Revenues are reported as earned and expenses, including advertising costs, are reported as incurred.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its outside sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Capital Stock: The authorized, issued, and outstanding shares of capital stock at October 31, 2013, consists of Common Stock per value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 2 - **Investments:** All securities are considered investments and are recorded at market value on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement. The Company's current investments consist of a level one investment, 107,872 shares of Franklin Money Fund. These shares are valued at $107,872 with a cost of $107,872 as reported by Franklin Money Fund. No transfers were made to securities classified at a different level of security. This security is classified as an investment security.

Note 3 - **Agreements with Custodians:** The clearing agreement requires compliance with various terms by both parties. No customer accounts are carried by Arlington Securities. All customer transactions are introduced to National Financial Services, LLC (NFS) through LaSalle Street Securities, LLC, on a fully disclosed basis, or placed directly with mutual fund are insurance companies.

Note 4 - **Net Capital Requirements:**
Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2013, Arlington Securities had net capital of $100,507, which was $92,951 in excess of its minimum required net capital of $7,556.

Note 5 - **Securities Investor Protection Corporation:**
Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment for the fiscal year ended October 31, 2013, has been paid.

Note 6 - **Income Taxes:** Arlington Securities was incorporated in Missouri and operates as a C corporation. Federal and state income taxes are accrued and paid in a timely manner. The deferred tax benefit reported on the balance sheet is 21% of an unused capital loss of $9,908.

Note 7 - **Pension Plan:**

In January 2013 the company filed Form 5310 – Application for Determination of Terminating Plan with the Internal Revenue Service and will terminate the plan and distribute plan assets to covered employees soon after IRS approval. After contributing $240,000 during the fiscal year the plan was terminated and actuarially computed amounts were distributed to the participants. At fiscal year-end there was no pension plan in place. Management does not anticipate starting any type of plan in the future.

Note 8 – **Subsequent Events:**

Subsequent events have been evaluated through November 5, 2013, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

Note 9 – **Related Party Transactions:** During the year ended October 31, 2013, Arlington Securities, Inc. paid and accrued compensation to the owner of the Company totaling $292,255.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2013

NET CAPITAL	
Total shareholder's equity	$139,980
Deduct shareholder's equity not allowable for net capital	0
Total shareholder's equity qualified for net capital	139,980
Additions	0
Total Capital	139,980
Deductions and/or changes	
Total Non-allowable assets	23,292
Net capital before haircuts on securities positions	116,688
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	16,181
Net Capital	$ 100,507
AGGREGATE INDEBTEDNESS	
Liabilities included in Statement of Financial Condition	
Payable to brokers and dealers	$ 41,124
Other accounts payables and accrued expenses	113,340
Less Non Aggregate Indebtedness Liabilities	-
Total aggregate indebtedness	$113,340

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required	$ 7,556
Excess net capital	$92,951
Adjusted excess net capital	$89,173
Percentage of Aggregate indebtedness to net capital	113%

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2013)

Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$100,507
Net capital per above	$100,507

REPORT OF MATERIAL INADEQUACIES:
No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

See Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2013

No customer accounts are carried by Arlington Securities. All customer transactions are introduced to National Financial Services, LLC (NFS) through LaSalle Street Securities, LLC., on a fully disclosed basis, or placed directly with mutual fund and insurance companies.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements